Brian J. Lane Direct: +1 202.887.3646 Fax: +1 202.530.9589 BLane@gibsondunn.com Client: 12305-00168

August 26, 2014

VIA EDGAR

J. Nolan McWilliams

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Callaway Golf Company
Registration Statement on Form S-3
Filed August 11, 2014
File No. 333-198047

Dear Mr. McWilliams:

On behalf of Callaway Golf Company (the “Company”), this letter responds to your letter, dated August 20, 2014 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2014 (the “Registration Statement”). On the date hereof, the Company is filing Pre-Effective Amendment No.1 to the Registration Statement (“Amendment No. 1”). Filed with Amendment No. l is a revised opinion of Gibson, Dunn & Crutcher LLP as Exhibit 5.1. The Company’s response is set forth in ordinary type beneath the comment of the Staff of the Division of Corporation Finance (the “Staff”) appearing in bold type.

Stock Purchase Contracts and Stock Purchase Units, page 10

1.

We note that you contemplate issuing stock purchase contracts that may be issued separately or as part of stock purchase units consisting of debt obligations of third parties, including U.S. treasury securities. Please explain to us why it is appropriate for you to register the offering of stock purchase contracts or stock purchase units for securities of third parties. In your response, please describe to us the debt obligations or debt securities of third parties, provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering and explain to us what plans you have for issuing such stock purchase contracts or stock purchase units. Additionally, to

J. Nolan McWilliams

August 26, 2014

the extent that you offer stock purchase contracts or stock purchase units consisting of securities of third parties, counsel should address the legality of the stock purchase contract and each component of the unit in its legal opinion. Alternatively, please remove any language regarding the offering of stock purchase contracts and stock purchase units consisting of securities of third parties.

In response to the Staff’s comment, the Company has deleted in Amendment No. 1 the language on page 11 of the Registration Statement regarding the offering of stock purchase units consisting of debt obligations of third parties. In addition, Gibson, Dunn & Crutcher LLP has revised its legal opinion to remove such language and the Company is filing the revised opinion as Exhibit 5.1 of Amendment No. 1 on the date hereof.

* * *

Please be advised that, in the event that the Company requests acceleration of the effective date of the pending Registration Statement, the Company will acknowledge the Staff’s position that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact me at (202) 887-3646.

Sincerely,

/s/ Brian J. Lane

Brian J. Lane

BJL/sga